Mail Stop 3-9
Via Facsimile and U.S. Mail


	October 27, 2004


Mr. Thomas E. Oland
Chairman of the Board, President, Treasurer
   Chief Executive Officer, Chief Financial
   Officer and Director
Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

Re:	Form 10-K for the fiscal year ended June 30, 2004
	Filed September 9, 2004

Dear Mr. Oland:

We have reviewed your filing and have the following comments. We have limited our review of the above referenced filing to only those issues addressed below in our comments and will make no further review of this document. Where our comments call for disclosure, we think you should revise your documents in response to these comments in future filings beginning with your September 30, 2004 Form 10-Q.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed 9/10/04

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

A. Description of Business and Summary of Significant Accounting
Policies


Short-Term Investments, pg. 32
1. Please provide, supplementally, management`s assessment of compliance to paragraph 17 of SFAS 115 as amended by SFAS 135, given that the Company currently characterizes debt instruments with maturities of three months to three years as short-term. Inventories, pg. 32
2. We note that you produce quantities in excess of forecasted usage.
Please tell us and clarify in the filing why you believe your inventory balance in excess of forecasted usage does not require an impairment. Also, tell us why you believe a two-years` sales forecast is appropriate and how the sales forecast is used in determining whether or not an impairment exists.
Investments, pg. 33
3. Please tell us your basis for recording your equity pick-up in investees as research and development expenses instead of equity/loss in investments on your Statements of Operations.
4. Please clarify to us and in the filing why, prior to April
2004,
you believe it was appropriate to record 100% of the losses of CCX in your financial statements, as disclosed in your March 31, 2004 Form
10-Q. Please provide to us your analysis as to why your investment in CCX did not qualify as a variable interest entity, as the Company is absorbing 100% of the operation losses of CCX. Additionally, please explain to us and in the filing why it was appropriate to account for the Company`s 19.9% equity interest in CCX on the cost basis subsequent to April 2004.
5. Please clarify to us and in the filing why you believe it is appropriate to account for your 10% interest in Hemerus under the equity method.

Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a cover letter with your supplemental responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Woody, Staff Accountant, at (202) 942-7332 or
Mary Mast at (202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1803 with any other questions.

							Sincerely,



							James Rosenberg
							Senior Assistant Chief
Accountant
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Mr. Thomas E. Oland
Techne Corporation
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